Via EDGAR

June 3, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington D.C. 20549

Attention: Margaret Sawicki and Lauren Nguyen

Re:	Quanterix Corporation
Post-Effective Amendment No. 1 to Registration Statement on Form S-4
Filed May 21, 2025
File No. 333-284932

Dear Mses. Sawicki and Nguyen:

On behalf of Quanterix Corporation (the “Company”), we are submitting this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated May 30, 2025, with respect to Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-4 (the “Registration Statement”). The Company will file Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-4 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in bold text. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company.

Post-Effective Amendment No. 1 to Registration Statement on Form S-4, filed May 21, 2025

General

1.	We note the following statements on page 9: "The Original Proxy Statement/Prospectus contained certain unaudited prospective financial information of Quanterix (the "Original Quanterix Projections"). The Original Quanterix Projections are not included in this proxy statement/prospectus" and "[t]he Original Akoya Projections are not included in this proxy statement/prospectus, and have been replaced with certain projections for Akoya included in the Akoya Projections." We also note your statement on page 225: "On April 24, 2025, representatives of Akoya, PWP, Quanterix and Goldman Sachs met to discuss certain updated financial projections of Akoya and Quanterix..." Please revise to disclose why updated Quanterix projections were not disclosed in this post-effective amendment. Revise to also clarify whether the Original Quanterix Projections differ from the Quanterix Projections included in the Quanterix Base Case and Quanterix Downside Sensitivity Case calculations, used by PWP, Akoya's financial advisor, in its analysis. We also note that the Quanterix Base Case and Quanterix Downside Sensitivity Case calculations appear to be based on the Quanterix Projections, and the calculations based on the Quanterix Base Case and Quanterix Downside Sensitivity Case differ from the calculations based on, and presentation of, the Quanterix Mgmt. Base Case and Quanterix Mgmt. Upside Case in the Form S-4.

Response:

We acknowledge the Staff’s comment and have revised the Amended Registration Statement on page 227 to include the updated projections of the Company that were discussed with representatives of Akoya, PWP, Goldman Sachs and the Company.

2.	We note that Akoya has partnered with Acrivon Therapeutics, Inc. ("Acrivon") to codevelop, clinically validate, seek regulatory approval for, and commercialize Acrivon’s OncoSignature test. We also note that, in performing its analysis, Akoya's financial advisor, PWP, used and relied upon certain forecasts, including "[t]he Akoya Mgmt. (40% Acrivon PTS 25% other CDx PTS) Case." Given the probability of technical success of Acrivon's test appears to be material to Akoya's forecasts, it appears Akoya's relationship with Acrivon is material to Akoya's business. We also note that your director, Ivana Magovčević-Liebisch, sits on the board of directors for Acrivon, and, after her appointment to your board on October 2, 2024, was present at certain meetings held in October of 2024 related to the transaction, but was not a member of the Quanterix Transaction Committee. Please revise to disclose how Quanterix management considered Ivana Magovčević-Liebisch's role as a board member of both Quanterix and Acrivon in the context of this transaction. Additionally, please also revise to reinstate the definition of "PTS" and "CDx" that appeared in the Form S-4 filed April 10, 2025, or otherwise define these terms.

Response:

We acknowledge the Staff’s comment and have updated the Amended Registration Statement on page 203 to disclose how the Company’s board of directors considered Ivana Magovčević-Liebisch's role as a director of the Company and of Acrivon. The Company also has included the definitions of “PTS” and “CDx” on page 229 of the Amended Registration Statement.

*****

Please do not hesitate to call me at (202) 662-6000 if you have any questions or require any additional information.

Sincerely,

Kerry S. Burke

cc:	Laurie Churchill, Senior Vice President and General Counsel, Quanterix Corporation
Catherine Dargan, Covington & Burling LLP
Kyle Rabe, Covington & Burling LLP

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